FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of May 6, 2026

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing CEO succession.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2026

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris Announces CEO succession

Luxembourg, May 6, 2026. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that its Board of Directors appointed Gabriel Podskubka as Chief Executive Officer. Paolo Rocca will continue to serve as Chairman of the Board.

The members of the Board would like to express their profound gratitude to Paolo Rocca for his outstanding leadership in building Tenaris into the clear global leader that it is today, and is pleased that Paolo will continue to serve as Chairman. Since even before Tenaris became a public company in 2002, Paolo has shown a remarkable vision in creating a unified company providing critical and uniquely differentiated products and services to customers in the energy industry. He has been the architect of the continuous growth of the company over the past 25 years, during which he has reinforced the solid industrial values which are the foundation of its success.

The appointment of Gabriel Podskubka reflects the culmination of a long-term leadership planning process, and the Board joins Paolo in wishing every success for Gabriel in his new role.

Mr. Podskubka has served as Tenaris’s Chief Operating Officer since 2023, coordinating sales and marketing, supply chain and production operations, and product and service development. He joined Tenaris in Argentina in 1995 and has held leadership positions across marketing, commercial and industrial functions, including heading Tenaris’s Eastern European operations in 2009 and serving as president of its Eastern Hemisphere operations from 2013 to 2023.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.